E-Band Media, Inc.
                              16459 Pauhaska Place
                         Apple Valley, California 92307


November 30, 2010

H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: E-Band Media, Inc.
         Form 10-12G
         Filed June 14, 2010
         File No. 0-54117

Dear Mr. Schwall:

In response to your letter dated November 18, 2010, we reply as indicated below:

     In response to item 1, the phrase in question, which appears on page 15, has been corrected.

     In response to item 2, we believe the par value of the stock to have been the fair value of the stock awards as of the date of the grant, and we have amended our disclosure on page 15 to reflect this.

     In response to item 3, on page 15 we have clarified the fact that our officers and directors are the same persons, and we have clarified the capacities (officer or director) in which they have been compensated. We believe it would be unnecessarily duplicative and confusing to provide a separate `Director Compensation Table' and therefore we have not done so.

     In response to item 4, the phrase in question, which appears on page 19, has been corrected.

Yours truly,


/s/ Daniel C. Masters                            /s/ Dean Konstantine
-------------------------------                  -------------------------------
Daniel C. Masters, Esq.                          Dean Konstantine
Counsel to E-Band Media, Inc.                    President of E-Band Media, Inc.